UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 9, 2015

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,	NEATHOUSE PLACE, LONDON,
VICTORIA 3000 AUSTRALIA	UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	9 November 2015

Number	25/15

UPDATE: INCIDENT AT SAMARCO

This update provides further information on the incident at the Samarco Mineração S.A (Samarco) iron ore operation in Minas Gerais, Brazil on Thursday, 5 November 2015. Each of BHP Billiton and Vale holds a 50 percent interest in Samarco.

The Samarco operations include a three tiered tailings dam complex. Within this complex, the Fundão dam failed and the downstream Santarém dam has been affected. This resulted in a significant release of mine tailings, flooding the community of Bento Rodrigues and impacting other communities downstream. The third dam in the complex, the Germano dam, is being monitored by Samarco. At this time, there is no confirmation of the causes of the tailings release.

BHP Billiton’s Chief Executive Officer, Andrew Mackenzie, will go to Brazil this week to understand first-hand the human, environmental and operational impacts of the incident. Meanwhile, BHP Billiton has offered its full support to help the immediate rescue efforts and to assist with the investigation.

BHP Billiton’s immediate priority is the welfare of the Samarco workforce and the local communities.

Details are still emerging in relation to the Samarco employees and contractors impacted by the incident. At this stage, Samarco has advised that there is at least one confirmed fatality with a further 13 members of the workforce missing.

The number of people in the communities impacted by the incident is yet to be confirmed, but the local authorities have reported that, at this stage there are at least 15 people from the communities unaccounted for.

BHP Billiton will continue to work with Samarco (operator), Vale, the local communities, local authorities, regulators and insurers to assess the full impact of this tragic incident. Further updates will be provided as soon as more information becomes available.

The Samarco operations have the capacity to produce 30.5 Mtpa of iron ore pellets and to process 32 Mtpa of concentrate. In the 2015 financial year, BHP Billiton’s share of production was 14.5 Mt and the contribution from Samarco was approximately 3 per cent of the BHP Billiton Group’s Underlying EBIT.

Following this incident, BHP Billiton’s iron ore production guidance for the 2016 financial year is under review.

A media release issued by BHP Billiton on 8 November 2015 is attached.

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Media Relations	Investor Relations

Australia	Australia

Emily Perry	Tara Dines
Tel: +61 3 9609 2800 Mobile: +61 477 325 803	Tel: +61 3 9609 2222 Mobile: +61 499 249 005
email: Emily.Perry@bhpbilliton.com	email: Tara.Dines@bhpbilliton.com

Paul Hitchins	Andrew Gunn
Tel: + 61 3 9609 2592 Mobile: + 61 419 315 001	Tel: +61 3 9609 3575 Mobile: +61 402 087 354
email: Paul.Hitchins@bhpbilliton.com	email: Andrew.Gunn@bhpbilliton.com

Eleanor Nichols	United Kingdom and South Africa
Tel: +61 3 9609 2360 Mobile: +61 407 064 748
email: Eleanor.Nichols@bhpbilliton.com	Jonathan Price
Tel: +44 20 7802 4131 Mobile: +44 7990 527 726
United Kingdom and Americas	email: Jonathan.H.Price@bhpbilliton.com

Ruban Yogarajah	Dean Simon
Tel: +44 20 7802 4033 Mobile: +44 7827 082 022	Tel: +44 20 7802 7461 Mobile: +44 7717 511 193
email: Ruban.Yogarajah@bhpbilliton.com	email: Dean.Simon@bhpbilliton.com

Jennifer White	Americas
Tel: +44 20 7802 7462 Mobile: +44 7827 253 764
email: Jennifer.White@bhpbilliton.com	James Agar
Tel: +1 212 310 1421 Mobile: +1 347 882 3011
email: James.Agar@bhpbilliton.com

Joseph Suarez
Tel: +1 212 310 1422 Mobile: +1 646 400 3803
email: Joseph.Suarez@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: Level 16, 171 Collins Street	Registered Office: Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

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NEWS RELEASE

Release Time	IMMEDIATE

Date	8 November 2015

STATEMENT FROM THE BHP BILLITON BOARD OF DIRECTORS: SAMARCO INCIDENT

The BHP Billiton Board of Directors extends its deepest sympathies to all who have been affected by the tragic events at the Samarco iron ore operation in Minas Gerais, Brazil. The Board emphasised the Company would continue to provide Samarco with all the assistance necessary to support the response effort.

“Words cannot describe the impact of this tragedy on the employees and contractors of Samarco, their families and the community,” said BHP Billiton Chairman, Jac Nasser.

“Our thoughts are with the people of Samarco, the affected community and with the people of Brazil.”

BHP Billiton has extended immediate support to Samarco and continues to work closely with Vale, which is also a 50 per cent shareholder in the joint venture company.

BHP Billiton CEO, Andrew Mackenzie, will visit the incident site this week to meet with the Samarco response team, authorities and members of the community to understand first-hand the human, environmental and operational effects of the incident.

“Our first priority is to assist Samarco in safely and effectively responding to this terrible tragedy,” Mr Mackenzie said.

“BHP Billiton employees have been deeply affected by this tragic event and Samarco has our full support as it continues with the response effort.”

Editor’s note – As operator, Samarco is providing updates on the response and the status of operations. Further information is available at: http://www.samarco.com

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Media Relations	Investor Relations

Australia	Australia

Emily Perry	Tara Dines
Tel: +61 3 9609 2800 Mobile: +61 477 325 803	Tel: +61 3 9609 2222 Mobile: +61 499 249 005
email: Emily.Perry@bhpbilliton.com	email: Tara.Dines@bhpbilliton.com

Paul Hitchins	Andrew Gunn
Tel: + 61 3 9609 2592 Mobile: + 61 419 315 001	Tel: +61 3 9609 3575 Mobile: +61 402 087 354
email: Paul.Hitchins@bhpbilliton.com	email: Andrew.Gunn@bhpbilliton.com

Eleanor Nichols	United Kingdom and South Africa
Tel: +61 3 9609 2360 Mobile: +61 407 064 748
email: Eleanor.Nichols@bhpbilliton.com	Jonathan Price
Tel: +44 20 7802 4131 Mobile: +44 7990 527 726
United Kingdom and Americas	email: Jonathan.H.Price@bhpbilliton.com

Ruban Yogarajah	Dean Simon
Tel: +44 20 7802 4033 Mobile: +44 7827 082 022	Tel: +44 20 7802 7461 Mobile: +44 7717 511 193
email: Ruban.Yogarajah@bhpbilliton.com	email: Dean.Simon@bhpbilliton.com

Jennifer White	Americas
Tel: +44 20 7802 7462 Mobile: +44 7827 253 764
email: Jennifer.White@bhpbilliton.com	James Agar
Tel: +1 212 310 1421 Mobile: +1 347 882 3011
email: James.Agar@bhpbilliton.com

Joseph Suarez
Tel: +1 212 310 1422 Mobile: +1 646 400 3803
email: Joseph.Suarez@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: Level 16, 171 Collins Street	Registered Office: Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date:	November 9, 2015	By:	/s/ Rachel Agnew
		Name:	Rachel Agnew
		Title:	Company Secretary